SECU 09056961 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65405

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Managed Financial Broker Services, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14505 Torrey Chase Blvd. Suite 110
(No. and Street)

Houston	Texas	77014
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joi Murphy 281-376-8470
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

2300 Honey Locust Drive	Irving	Texas	75063
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RB 5/28

OATH OR AFFIRMATION

I, Joi Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Managed Financial Broker Services, L.L.C., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

THELMA L. DEMERY
Notary Public, State of Texas
My Commission Expires
April 20, 2009

Signature

CFO - Joi Murphy

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

MANAGED FINANCIAL BROKER SERVICES, L.L.C.

FINANCIAL REPORT

DECEMBER 31, 2008

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

To the Members
Managed Financial Broker Services, L.L.C.

We have audited the accompanying statement of financial condition in liquidation of Managed Financial Broker Services, L.L.C. as of December 31, 2008, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 1 to the financial statements, management of the Company approved a plan of liquidation effective December 31, 2008. As a result, the Company has changed its basis of accounting for periods beginning on December 31, 2008 from the going concern basis to the liquidation basis.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position in liquidation of Managed Financial Broker Services, L.L.C. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
March 23, 2009

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

MANAGED FINANCIAL BROKER SERVICES, L.L.C.
Statement of Financial Condition in Liquidation
December 31, 2008

ASSETS

Cash and cash equivalents	$ 12,337
Commissions receivable	36,366
Receivable from IRS	6,112
Deposit	1,710
TOTAL ASSETS	$ 56,525

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Commissions payable	$ 27,270
Accrued expenses	2,194
Total liabilities	29,464
Members' Equity	27,061
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 56,525

See notes to financial statements.

MANAGED FINANCIAL BROKER SERVICES, L.L.C.
Statement of Income
Year Ended December 31, 2008

Revenue	
Securities commissions	$ 239,170
Insurance commissions	3,547
Other	1,689
Interest income	588
TOTAL REVENUE	244,994
Expenses	
Compensation and related costs	184,083
Occupancy and equipment costs	17,297
Regulatory fees and expenses	3,424
Communicaitons	1,105
Management fees	16,000
Professional fees	8,839
Settlement expense	30,708
Insurance expense	19,894
Other expenses	4,390
TOTAL EXPENSES	285,740
Net loss before income tax benefit	(40,746)
Income tax benefit	5,931
NET LOSS	$ (34,815)

See notes to financial statements.

MANAGED FINANCIAL BROKER SERVICES, L.L.C.
Statement of Changes in Members' Equity
Year ended December 31, 2008

Members' equity, December 31, 2007	$ 31,169
Members' contributions	30,707
Net Loss	(34,815)
Members' equity, December 31, 2008	$ 27,061

See notes to financial statements.

MANAGED FINANCIAL BROKER SERVICES, L.L.C.
Statement of Cash Flows
Year Ended December 31, 2008

Cash flows from operating activities:	
Net loss	$ (34,815)
Adjustments to reconcile net loss to net cash used in operating activities:	
Change in assets and liabilities:	
Decrease in commissions receivable	23,987
Increase in receivable from IRS	(6,112)
Decrease in commissions payable	(17,755)
Decrease in accrued expenses	(4,094)
Decrease in income taxes payable	(6,704)
Net cash used in operating activities	(45,493)
Cash flows from financing activities:	
Member's contributions	30,707
Net decrease in cash and cash equivalents	(14,786)
Cash and cash equivalents at beginning of year	27,123
Cash and cash equivalents at end of year	$ 12,337

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Interest	$ -
Income taxes	$ 6,704

See notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Managed Financial Broker Services, L.L.C. (Company) was organized in the State of Texas in January 2000. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also a registered insurance agency with the Texas Department of Insurance. The Company's customers are primarily individual located throughout the State of Texas.

The Company operates pursuant to section (k)(1) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but will limit its securities business to the distribution of mutual funds. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

Liquidation Basis of Accounting

The financial statements for the year ended December 31, 2008 were prepared on the going concern basis of accounting, which contemplates realization of assets and satisfaction of liabilities in the normal course of business. As a result of management adopting a plan of liquidation effective December 31, 2008 and the imminent nature of the liquidation, the Company adopted the liquidation basis of accounting effective December 31, 2008. Under the liquidation basis of accounting, assets are stated at their estimated net realizable values and liabilities are stated at their estimated settlement amounts, which estimates will be periodically reviewed and adjusted.

The Company currently plans to withdraw its broker/dealer registration from the SEC and FINRA and liquidate its existing operations in the third quarter of 2009.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

The carrying amounts reflected in the accompanying statement of financial condition for cash and cash equivalents, receivables and accrued expenses approximate the respective fair values due to the short maturities of those instruments.

Cash Equivalents

Money market funds, certificates of deposit, and highly liquid investments, with an original maturity of three months or less, are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Income Taxes

The Company has elected to be taxed as a corporation for Federal income tax purposes. The Company is also subject to state income taxes.

Distributions to Members

The Company records distributions to its members on the declaration date.

Security Transactions

Security transactions and the related commission revenue and expense are recorded on a trade date basis.

Insurance Commissions

Insurance commissions are recorded upon execution of a contract by a customer and upon subsequent renewals.

Note 2 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital and net capital requirements of $10,091 and $5,000, respectively. The Company's net capital ratio was 2.92 to 1.

Note 3 - Income Taxes

The Company has filed a federal income tax carryback claim with the Internal Revenue Service requesting a refund of prior taxes paid of approximately of $6,112 related to its tax loss for the year ending December 31, 2008. There was no net operating loss carryforward remaining at December 31, 2008

In December 2008, the Financial Accounting Standards Board issued FASB Staff Position (FSP) FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." FSP FIN 48-3 permits an entity within its scope to defer the effective date of FASB Interpretation 48 (Interpretation 48), *Accounting for Uncertainty in Income Taxes,* to its annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to defer the application of Interpretation 48 for the year ending December 31, 2008. The Company evaluates its uncertain tax positions using the provisions of FASB Statement 5, *Accounting for Contingencies.* Accordingly, a loss contingency is recognized when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized. The Company has no loss contingency recognized at December 31, 2008.

Note 4 - Commitments and Contingencies

Operating Leases

The Company leases office space under a noncancelable operating lease expiring in May 2009. Future minimum lease payments due for each of the years ending December 31, are as follows:

2009	$ 13,834
Thereafter	-
	$ 13,834

Office rent expense for the year was $16,845 and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 4 - Commitments and Contingencies (continued)

Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company

Note 5 - Related Party Transactions

Under a Management Agreement (Agreement) effective December 18, 2003, a related party provides the Company with management services, office space, office equipment and supplies and incurs overhead expenses for the benefit of the Company. The initial term of the Agreement is one year and the Agreement renews automatically for successive one year terms unless terminated by either party upon ninety days written notice prior to the anniversary date of the Agreement. The Agreement allows the Company to waive any such portion of the fees in order for the Company to remain in compliance with its minimum net capital requirements (See Note 2). Fees incurred for the year ended December 31, 2008 under this Agreement totaled $16,000. The Agreement was not consummated on terms equivalent to arms length transactions.

Schedule I

MANAGED FINANCIAL BROKER SERVICES, L.L.C.
Computation of Net Capital and Aggregate
Indebtedness Pursuant to Rule 15c3-1
December 31, 2008

Total members' equity qualified for net capital	$ 27,061
Deductions and/or charges	
Non-allowable assets:	
Commissions Receivable	36,366
Less: Commissions Payable	(27,270)
Receivable from IRS	6,112
Deposit	1,710
Total deductions and/or charges	16,919
Net capital before haircuts on securities positions	10,142
Haircuts on securities:	
Cash equivalents	51
Net Capital	$ 10,091
Aggregate indebtedness	
Commissions payable	$ 27,270
Accrued expenses	2,194
Total aggregate indebtedness	$ 29,464
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 5,091
Ratio of aggregate indebtedness to net capital	2.92 to 1

Schedule II

MANAGED FINANCIAL BROKER SERVICES, L.L.C.
Reconciliation of the Computation of Net Capital
with that of the Registrant as
Filed in Part IIA of Form X-17a-5
As of December 31, 2008

Net capital as reported by Registrant in Part IIA of Form X-17a-5 as of December 31, 2008 (unaudited)	$	13,832
Adjustments made by Registrant prior to filing Amended Form X-17a-5:		
Decrease in cash equivalents		(3,741)
Audit Adjustments:		
Increase in receivable from IRS		6,112
Receivable from IRS considered a non-allowable asset		(6,112)
Net capital as computed on Schedule I	$	10,091

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

To the Members
Managed Financial Broker Services, L.L.C.

In planning and performing our audit of the financial statements of Managed Financial Broker Services, L.L.C. (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
March 23, 2009